January 11, 2012

Securities and Exchange Commission
100 F Street, NE
Station Place
Washington, D.C.  20549

Re: Valued Advisers Trust; 333-151672 and 811-67463

Dear Sir/Madam:

You will find enclosed herewith a copy of Endorsements 9 and 10 of the Fidelity Bond for Valued Advisers Trust, pursuant to Regulation 270.17g-1 of the Regulations of the Commission issued under the Investment Company Act of 1940.

Also attached herewith is a copy of the Resolutions of the majority of the Board of Trustees who are not "interested persons" of the above-captioned Registrant approving the amount, type, form, and coverage of the Fidelity Bond now in effect for the Registrant.

The premiums for the Bond have been paid for the period from September 22, 2011 to September 22, 2012.

If you have any questions, please contact the undersigned.

Sincerely,

/s/ R. Jeffrey Young
R. Jeffrey Young
Chief Executive Officer
Valued Advisers Trust

Attachments

FEDERAL INSURANCE COMPANY
Endorsement No.:	9	DFI
Bond Number:	70437039
NAME OF ASSURED: VALUED ADVISERS TRUST

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 21, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 5, 2012

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	10	DFI

Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust
LS Opportunity Fund
Golub Group Equity Fund
TEAM Asset Strategy Fund
Geier Strategic Total Return Fund
Longview Global Allocation Fund
Cloud Capital Strategic Large Cap Fund
Cloud Capital Strategic Mid Cap Fund
Cloud Capital Strategic Small Cap Fund
Angel Oak Multi-Strategy Income Fund
Granite Value Fund
Green Owl Intrinsic Value Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 21, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 5, 2012

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Fidelity Bond Resolutions
VALUED ADVISERS TRUST

WHEREAS, the Trustees of the Trust, including the Independent Trustees, have reviewed the proposed amount, type, form, and coverage of the Fidelity Bond (the “Bond”) from the Chubb Group of Insurance Companies (“Chubb”);

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts, of Rule 17g-1 under the 1940 Act for the series of the Trust covered by the Bond;

WHEREAS, the Trustees of the Trust, including all of the Independent Trustees, have reviewed the proposed amount, type, form, and coverage of Chubb’s Directors & Officers/Errors and Omissions policy (the “Policy”); and

NOW THEREFORE, BE IT RESOLVED, that it is the finding of the Board and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the series of the Trust to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the series’ portfolios;

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1;

FURTHER RESOLVED, that the premium on such Policy to be allocated to the Trust and each of the series thereof, as presented at the meeting, is fair, reasonable and approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Policy and the amount of the premium for such Policy, the number of other parties named as insured, the nature of the business activities of such other parties, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premiums allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single policy; and

FURTHER RESOLVED, that the Policy does not exclude coverage for bona fide claims made against the Trustees who are not “interested persons” of the Trust, as that term is defined by the 1940 Act, or the Trust if the Trust is a co-defendant in a claim with the a trustee who is not an interested person, by another person insured by the policy;

FURTHER RESOLVED, that the Trust’s participation on the Bond and the Policy is in the best interests of the Trust;

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the Bond and the Policy be, and the same hereby are, approved, ratified and confirmed;

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, including the selection of the Broker of Record, in the name of the Trust and its Trustees and officers, as they or any of them, may determine to be necessary, appropriate or advisable in connection with obtaining the Bond and the Policy and carrying out the foregoing resolutions and the purposes and intents thereof.